Norske Skog

Skogn, 2004-01-22

United States Securities and Exchange Commission
Washington DC 20549

USA

04012710

SUPPL

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange on December 2, 2003, January 13 and today January 22, 2004.

SEC MAIL PROCESSING
RECEIVED
FEB - 9 2004
WASH. D.C.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange December 2, 2003, January 13 and 22, 2004

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

dlw 2/11

Norske Skogindustrier ASA

Oksenøyveien 80

Telefon: 67 59 90 00
Telefaks: 67 59 91 81

Oksenøyveien 80
P.O.Box 329

Telephone: +47 67 59 90 00
Telefax: +47 67 59 91 81

Message to Oslo Stock Exchange

Reduced ownership share in NorskeCanada

NorskeCanada, in which Norske Skog has had a 30.6% shareholding, has acquired the B.C. operations of Newstech Recycling, a company which produces de-inked pulp. Payment is partly in new NorskeCanada shares. A total of 8,693,988 new shares is issued, thereby reducing Norske Skog's shareholding to 29.4 %. The new percentage will be used for consolidation purposes as from December 01, 2003.

More information about the transaction can be found on NorskeCanada's web site www.norskecanada.com

Oxenøen, December 2, 2003

Norske Skog
Corporate Communication

82-5226

Changes in Norske Skog's corporate management

Jan Oksum took over as president and CEO of Norske Skog in succession to Jan Reinås on 1 January. Changes have been made to the corporate management team in this connection, with two new senior vice presidents appointed and some adjustments to areas of responsibility within the team.

Jan-Hinrich Clasen (46) has been appointed senior vice president for sales and marketing. He comes from the job of vice president for newsprint in Norske Skog, and served before that as senior vice president for sales and marketing at Pan Asia Paper Co Ltd in Singapore.

Jan Clasen worked for a number of years with Axel Springer Verlag AG in Germany, where his posts included president of a printing works. A graduate engineer by training, he holds a master's degree and PhD from Clausthal Technical University in Germany.

Antonio Dias (40) has been appointed senior vice president responsible for South America. With Norske Skog since 2000, he comes from the job of vice president for sales and business development at Norske Skog South America's head office in Curitiba, Brazil. Before that, he spent a number of years with Fletcher Challenge Paper in New Zealand and held a variety of responsibilities there. These included business development, e-commerce and investor relations. Antonio Dias graduated as an engineer in Brazil, and holds a master's degree and a PhD in engineering from the University of Michigan in the USA.

Changes made to areas of responsibility covered by members of the corporate management are:

Vidar Lerstad (59) takes over responsibility for strategy and partially-owned companies from Jan Oksum. Mr Lerstad is currently senior vice president for South America. Earlier posts include supervising Norske Skog's involvement in Asia and corporate responsibility for sales.

Jarle Dragvik (44) takes over responsibility for production from Claes-Inge Isacson. Mr Dragvik is currently senior vice president for sales and marketing and earlier headed the Norske Skog Bruck mill in Austria.

Claes-Inge Isacson left Norske Skog on 31 December 2003. He had been a member of the corporate management since 1994, most recently with responsibility for production.

No changes have been made to the responsibilities of the other corporate management members, who are:

Jan Lars Kildal (53), senior vice president and chief financial officer.

Rolf Negård (46), senior vice president human resources and organisation.

Hanne Aaberg (44), senior vice president corporate communication.

Ketil Lyng (48), senior vice president supply and logistics.

Rob Lord (44), senior vice president, Norske Skog Australasia.

The changes to the corporate management will take effect on 1 February 2004.

Oxenøen, 13 January 2004

NORSKE SKOG
Corporate Communications

For additional information, please contact
Senior Vice President, Hanne Aaberg phone +47 67 59 90 29 or mobile +47 913 51681

Message to Oslo Stock Exchange

Tax Items and Currency, Q 4 2003

Norske Skog releases 4th quarter figures on February 5, around 2 PM. The Silent Period ahead of the release starts on Friday, January 23.

In the Q 4 figures, a tax correction (income) of NOK 212 million will be booked, relating to a tax dispute from 2001. The amount will have the same cash effect.

Norske Skog's trade-weighted basket of currencies (the "Norske Skog Index") had an average value of 90.0 in Q 4 2003, which is a 1.3 % strengthening of NOK compared to the average in Q 3. The value at December 31 was 90.6, which is a weakening of 1.9 % compared to the index value at the end of Q 3. Starting point of this index is January 1, 2002.

Oxenøen, January 22, 2004

NORSKE SKOG
Investor Relations